UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 NEOFORMA, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                           --------------------------
                         (Title of Class of Securities)

                                   640475 10 7
                             ----------------------
                                 (CUSIP Number)

                         KARIN LINDGREN, GENERAL COUNSEL
                       UNIVERSITY HEALTHSYSTEM CONSORTIUM
                           2001 SPRING ROAD, SUITE 700
                               OAK BROOK, IL 60523
                                 (630) 954-1700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 13, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

           NAME OF REPORTING PERSONS,
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) UNIVERSITY HEALTHSYSTEM CONSORTIUM; 36-3740243

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                     (a)/    /
                                                                      ----
                                                                  (b)/    /
                                                                      ----
3          SEC USE ONLY

4          SOURCE OF FUNDS (See Instructions)

           N/A

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                           /   /
                                                                    ----
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           ILLINOIS
                                              7     SOLE VOTING POWER
NUMBER OF SHARES                                    2,130,301
BENEFICIALLY
OWNED BY                                      8     SHARED VOTING POWER
EACH                                                0
REPORTING
PERSON                                        9     SOLE DISPOSITIVE POWER
WITH                                                2,130,301

                                              10    SHARED DISPOSITIVE POWER
                                                    0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,130,301

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (See Instructions)                  /   /
                                                                       ----

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.64% (Based on 20,020,000 shares of Neoforma, Inc. common stock estimated to be outstanding)

14         TYPE OF REPORTING PERSON (See Instructions)
           CO

This Amendment No. 4 (this "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") filed by University HealthSystem Consortium, an Illinois not for profit corporation ("UHC"), as initially filed on Schedule 13D on February 5, 2001, and as amended by Amendment No. 1 on September 11, 2003, as further


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amended by Amendment No. 2 on January 18, 2005, and as further amended by
Amendment No. 3 on April 11, 2005 relates to shares of common stock, par value $.001 per share ("Common Stock"), of Neoforma, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 3061 Zanker Road, San Jose, California 95134. All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

                  Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

                  Neoforma has previously announced that it is evaluating its strategic alternatives, including a possible sale of Neoforma or a merger transaction, to achieve greater stockholder value (collectively, a "Transaction"). On April 13, 2005, the Board of Directors of UHC determined that in the event Neoforma proposes a Transaction on terms, and with a third party, acceptable to UHC, UHC presently intends to support it and sell its shares of Common Stock in the Transaction. Such support, however, would be conditioned upon Novation renegotiating the Outsourcing Agreement with the buyer in the context of a Transaction.

                  UHC believes that any renegotiation of the Outsourcing Agreement will be based on terms, including service levels and pricing, that are market competitive, consistent with the principles of Section 8.5 of the Outsourcing Agreement. UHC, upon the advice of its consultant, Computer Sciences Corporation, believes that a market competitive price for the services provided by Neoforma under the Outsourcing Agreement should be significantly less than what Novation is currently paying to Neoforma.

                  Additionally, Novation has the right to terminate the Outsourcing Agreement upon a change in control of Neoforma, which UHC may request Novation to invoke if Neoforma consummates a Transaction that is not acceptable to UHC and Novation.

                  There can be no assurance that a renegotiation of the Outsourcing Agreement or any transaction with respect to UHC's ownership interest in Neoforma will occur or, if so, on what terms.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         References to and descriptions of Section 8.5 of the Outsourcing Agreement as set forth herein are qualified in their entirety by reference to the copy of Section 8.5, the definitions of the terms used in Section 8.5, and
Section 8.1 of the Outsourcing Agreement, all of which are attached as Exhibit 1 and incorporated herein in their entirety where such references and descriptions appear.

Exhibit 1 Section 8.5, definitions of certain terms and Section 8.1 of the Fourth Amended and Restated Outsourcing and Operating Agreement, dated as of August 13, 2003, among Novation, LLC, VHA Inc., University HealthSystem Consortium, Healthcare Purchasing Partners International, LLC, and Neoforma, Inc.

                            [Signature on next page]

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated:  April 18, 2005

                                   UNIVERSITY HEALTHSYSTEM CONSORTIUM


                              By:  /s/ Mark Mitchell
                                   ------------------------------------------
                                   Mark Mitchell, its Vice President, Finance

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                                                                       EXHIBIT 1
                                                                       ---------


         SECTION 8.5 OF THE OUTSOURCING AGREEMENT

         8.5      Benchmarking.
                  ------------

                  8.5.1 Right to Benchmark. Beginning on January 1, 2003 and from time to time thereafter, either Novation or Neoforma may initiate an objective measurement and comparison process (the "BENCHMARKING PROCESS") in order to measure certain aspects of the Novation and Neoforma relationship.

                  8.5.2 Benchmarking Process. In the case of a general Benchmarking Process, (i) either Novation or Neoforma may select and hire a benchmarker, which benchmarker shall be reasonably acceptable to the other Party, and the Party selecting such benchmarker shall pay all costs associated with the Benchmarking Process; or (ii) Novation and Neoforma shall mutually agree upon an independent, third party benchmarker and Novation and Neoforma shall share all costs associated with such shared benchmarking. In addition, in the case of a Benchmarking Process with respect to Supplier Target Percentages, or if Neoforma and Novation otherwise agree with respect to a general Benchmarking Process, Neoforma and Novation may rely on publicly available information in carrying out the Benchmarking Process, and to carry out the Benchmarking Process without the use of a third-party benchmarker. The Parties shall cooperate to facilitate the Benchmarking Process, including by providing reasonable information as is necessary to conduct the Benchmarking Process.

                  8.5.3 General Benchmarking. The Benchmarking Process for general items shall review and measure (i) with respect to Neoforma, the technology and pricing provided by Neoforma to Novation, the technology offered to Members, the technology offered to Suppliers, the performance of the Services, and Neoforma's costs incurred in performing its obligations under this Agreement and (ii) with respect to Novation, any Shortfall Payment as provided in Subsection 8.1.3 and, in each case, shall be based upon a comparison of the "like-for-like" items, including, without limitation, relative Service Levels, term of the Agreement, amount of investments made pursuant to or in connection with this Agreement and other material terms and conditions. If the Benchmark Results indicate that the services received by Novation or Neoforma, as the case may be, are not "best in class," Neoforma and Novation shall promptly meet and enter into a good faith negotiation to determine whether there should

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                           be an adjustment to the Services, the pricing, the
                           technology, the Service Levels and/or Novation's limited agency obligations pursuant to Section 2.1 above; provided, however, that the Parties shall not increase the maximum Shortfall Payment obligations of Novation.

                  8.5.4 Supplier Target Percentages Benchmarking. The Benchmarking Process with respect to Supplier Target Percentages shall be based upon review of whether such Supplier Transaction Percentages are "market competitive". If the Benchmark Results indicate that the Supplier Target Percentages in place during the period examined are not "market competitive," then Neoforma and Novation shall promptly meet and adjust (either upwards or downwards) such Supplier Target Percentages so that they are market competitive. For the avoidance of doubt, the Parties agree that "market competitive" shall mean that (i) Suppliers are reasonably likely to agree to pay such fees at such time or (ii) such fees are competitive with similar Transaction Fees paid by suppliers for similar services in similar e-commerce or related industries.

                  8.5.5 Benchmark Results. Within 30 days after the completion of any Benchmarking Process, the benchmarker, if any, shall deliver the results of the benchmark (the "BENCHMARK RESULTS") in a written report, including identification of the figures and supporting documentation, to Novation and Neoforma. In the event that the Benchmarking Process does not utilize a third-party benchmarker, the Party initiating the Benchmarking Process shall be responsible for writing and delivering such report of the Benchmark Results to the other Party.

                  8.5.6 Benchmark Review Period. For a period of 60 days following delivery of the Benchmark Results from the benchmarker (the "BENCHMARK REVIEW PERIOD"), Novation and Neoforma shall review the Benchmark Results, and schedule one or more meetings to address any issues either Party may have with the Benchmark Results.

                  8.5.7 Benchmark Dispute. In the event Novation and Neoforma in good faith dispute the Benchmark Results or if Novation and Neoforma have not reached agreement after the Benchmark Review Period, Novation may dispute such outcome in accordance with the provisions of Section 18 hereto.

DEFINITIONS OF TERMS USED IN SECTION 8.5 OF THE OUTSOURCING AGREEMENT

                  "MEMBER(S)" means, at any date, those organizations that are
(i) patrons or members of VHA or UHC, or are associated therewith, or (ii) HPPI Members and in each case, that are listed in an electronic file supplied to Neoforma and updated periodically by Novation.

                  "NOVATION MARKETPLACE TRANSACTION FEE(S)" means fees to be paid by Suppliers to Neoforma in respect of (i) transactions occurring "on the Novation Marketplace" or (ii) processing Supply Chain Data; excluding fees associated with Neoforma Auction. For the purposes of this definition "on the Novation Marketplace" means the initiation or confirmation of a transaction is captured through the Novation Marketplace.

                  "PARTY" means each of Neoforma, Novation, HPPI, VHA and UHC and any other person who becomes a signatory to this Agreement, unless the context requires otherwise.

                  "SERVICE(S)" means the services to be provided hereunder by Neoforma.

                  "SERVICE LEVEL(S)" means the objective criteria establishing the level of Neoforma's required performance of the Services under this Agreement.

                  "SUPPLIER(S)" means suppliers, manufacturers or distributors that provide Products and Materials for display, sale, rental or lease, including, without limitation, High-Volume Suppliers pursuant to an agreement allowing participation on a Customized Marketplace.

                  "TRANSACTION FEE(S)" means fees to be paid by each Supplier pursuant to its agreement with Neoforma for participation on the Novation Marketplace or the HPPI Marketplace.

SECTION 8.1 OF THE OUTSOURCING AGREEMENT, PORTIONS OF WHICH ARE REFERRED TO IN
SECTION 8.5 OF THE OUTSOURCING AGREEMENT

8.1      Fees.
         ----

                  8.1.1 Neoforma and Novation shall each use its reasonable best efforts to collect all Transaction Fees required to be paid by each supplier that each signs up as a Supplier.

                  8.1.2 Novation guarantees to Neoforma aggregate minimum Novation Marketplace Transaction Fees, which shall be calculated as a percentage (the "SUPPLIER TARGET PERCENTAGE") of the sum of (i) the Adjusted Gross Transaction Value and (ii) the Supply Chain Data Transaction Value on a per calendar quarter basis as set forth on Exhibit G (the "MINIMUM FEES"). Subject to Section 3.8 and Subsection 8.1.3, Novation shall pay to Neoforma the shortfall, if any, in any calendar quarter between the Minimum Fees calculated in accordance with this Section 8.1.2 and the Novation Marketplace Transaction Fees recognized by Neoforma in accordance with GAAP for such Quarter (each such payment, a "SHORTFALL PAYMENT").

                  8.1.3 Notwithstanding anything in this Agreement to the contrary, Novation shall not be responsible for any Shortfall Payment: (i) to the extent that any part of the Shortfall Payment in any calendar quarter results from the termination by a Supplier of its agreement with Neoforma as a result of Neoforma's breach of such Supplier agreement, (ii) in excess of eighteen million ($18,000,000) dollars for the third calendar quarter (running July 1 through September 30) of 2003, and fifteen million two hundred thousand ($15,200,000) for the fourth calendar quarter (running October 1 through December 31) of 2003, and
                           (iii) beginning on January 1, 2004, the maximum quarterly Shortfall Payments shall not exceed fifteen million, two hundred and fifty thousand ($15,250,000) dollars per calendar quarter (the "MAXIMUM QUARTERLY SHORTFALL PAYMENTS").